                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             RESOURCE AMERICA, INC.
                             ----------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    761195205
                                ----------------
                                 (CUSIP Number)


                                December 31, 2001
                               -------------------
             (Date of Event which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]      Rule 13d-1(b)
                  [ ]      Rule 13d-1(c)
                  [X]      Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  761195205

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         James C. Eigel


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                              (b)   X

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

                           5        SOLE VOTING POWER
                                    1,111,977
NUMBER OF                  ----------------------------------
SHARES                     6        SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY                   ----------------------------------
EACH
REPORTING                  7        SOLE DISPOSITIVE POWER
PERSON                              1,111,977
WITH:                      -----------------------------------
                           8        SHARED DISPOSITIVE POWER
                                    0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,111,977

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         Not Applicable

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.4%

12       TYPE OF REPORTING PERSON*

         IN

 *       See Instructions

ITEM 1 (a)        NAME OF ISSUER:

                  Resource America, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1521 Locust Street, 4th Floor
                  Philadelphia, Pennsylvania 19102

 ITEM 2 (a)
- - (c):            NAMES, ADDRESSES & CITIZENSHIP OF PERSONS FILING

                  Name and Address                            Citizenship

                  James C. Eigel                                U.S.A.
                  1201 Edgecliff Place
                  Cincinnati, Ohio 45206

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2 (e)        CUSIP NUMBER:

                  761195205

ITEM 3 If this statement is filed pursuant toss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act.

                  (b) [ ]    Bank as defined in section 3 (a) (6) of the
                             Act.

                  (c) [ ]    Insurance company as defined in section 3
                             (a) (19) of the Act.

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940.

                  (e) [ ]    An investment adviser in accordance with
                             Section 240.13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1 (b) (1)
                             (ii) (F).

                  (g) [ ] A parent holding company or control person in accordance withss.240.13d-1 (b) (ii) (G).

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

                  (i) [ ] A church plan that is excluded from the definition of an investment company under
                             Section 3(c)(14) of the Investment Company
                             Act of 1940.

                  (j) [ ]    Group, in accordance with ss.240.13d-1 (b)
                             (1) (ii) (J).

ITEM 4            OWNERSHIP:

(a)               Amount beneficially owned:   1,111,977


(b)               Percentage of class:   6.4%


(c)               Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote     1,111,977
                                                                      ---------

                  (ii)   Shared power to vote or to direct the vote           0
                                                                      ---------

                  (iii)  Sole power to dispose or to direct the
                         disposition of                               1,111,977
                                                                      ---------

                  (iv)   Shared power to dispose or to direct
                         the disposition of                                   0
                                                                      ----------

ITEM 5            OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6            OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  James C. Eigel has sole dispositive and voting power over all of the shares. In addition to Mr. Eigel's individual ownership of the shares, certain of the shares are titled in the name of the following entities:

                   Jim Oil & Gas, Inc., an Ohio corporation:      64,101 shares
                                                                  -------------
                   Viking Investors, an Ohio limited partnership: 616,106 shares
                                                                  -------------
                   Eigel Investors, an Ohio limited partnership:  263,838 shares
                                                                  -------------

                  None of the above stated entities has either voting or dispositive power over the shares beneficially owned by Mr. Eigel. The remaining 167,932 shares are titled in the name of James C. Eigel individually. See also attached EXHIBIT A.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  See response to Item 7

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not Applicable

ITEM 10  CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 23, 2002

                                            JAMES C. EIGEL



                                            /s/ JAMES C. EIGEL
                                            -----------------------------

                                    EXHIBIT A

                         IDENTIFICATION OF SUBSIDIARIES


       NAME OF ENTITY                TYPE OF ENTITY           STATE OF ORGANIZATION     OWNERSHIP BY JAMES C. EIGEL
       --------------                --------------           ---------------------     ---------------------------

Jim Oil & Gas, Inc.            Corporation                             Ohio                        100%
- ------------------------------ ---------------------------- --------------------------- ----------------------------

Viking Investors               Limited Partnership                     Ohio                    Sole Partner
- ------------------------------ ---------------------------- --------------------------- ----------------------------

Eigel Investors                Limited Partnership                     Ohio                    Sole Partner
- ------------------------------ ---------------------------- --------------------------- ----------------------------